Eric D. Tanzberger
Senior Vice President / Chief Financial Officer

September 28, 2018

Mr. Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated September 4, 2018 related to Service Corporation International's Form 10-K for the Year ended December 31, 2017 filed February 14, 2018 and Form 10-Q for the Quarter ended June 30, 2018 filed July 31, 2018

File No. 001-06402

Dear Mr. Littlepage:

This letter responds to the comments that Service Corporation International (the “Company”, “our”, or “we”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated September 4, 2018 with respect to the above referenced filings.

We believe this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our responses are prefaced by the Staff's comments in bold text.

Form 10-Q For The Quarterly Period Ended June 30, 2018
Income Statement, page 5

1.
We note your response to comment 1. In light of the significance of the amounts involved, we continue to believe your income statement presentation should fully comply with Rule 5-03(b) of Regulation S-X.

We acknowledge your comment and, in our future filings, we will present our income statement in compliance with Rule 5-03(b) of Regulation S-X.

2. Summary of Significant Accounting Policies
Funeral and Cemetery Operations, page 10

2.
We note your response to comment 2. Please clarify in your policy disclosure the nature of your travel protection service, and the memorialization merchandise and personalized marker merchandise, pursuant to ASC 606-10-50-12c.

In future filings, we will clarify the nature of our travel protection, memorialization merchandise and personalized marker merchandise. The revised disclosure will read as follows:

"Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of funeral and cemetery merchandise and services and cemetery property internment rights. Control transfers when merchandise is delivered or services are performed. For cemetery property interment rights, control transfers to the customer when the property is developed and the internment right has been sold and can no longer be marketed or sold to another customer. Sales taxes collected are recognized on a net basis in our consolidated financial statements.

On our atneed contracts, we generally deliver the merchandise and perform the services at the time of need. Personalized marker merchandise and marker installation services sold on atneed contracts is recognized when control is transferred to the customer, generally when the marker is delivered and installed in the cemetery, which occurs on the same day.

We also sell price-guaranteed preneed contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of preneed contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need.

On certain preneed contracts, we sell memorialization merchandise, which consists of urns and urn-related products, that we deliver to the customer at the time of sale. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

For personalized marker merchandise sold on a preneed contract, we will:

•	purchase the merchandise from vendors,

•	personalize such merchandise in accordance with the customer's specific written instructions,

•	either store the merchandise at a third-party bonded storage facility or install the merchandise, based on the customer's instructions, and

•	transfer title to the customer.

We recognize revenue and record the cost of sales when control is transferred for the merchandise, which occurs upon delivery to the third-party storage facility or installation of the merchandise at the cemetery.

There is no general right of return for delivered items.

We also sell travel protection as an agent of a third-party. Travel protection is a service that provides shipment of remains to the servicing funeral home or cemetery of choice if the purchaser passes away outside of a certain radius of their residence, without any additional expense to the family. We do not provide travel protection services and we are not primarily obligated to provide such services under these arrangements. Therefore, we record revenues, net of amounts due to these parties, at the time of sale."

3.
Regarding the sale of cemetery property interment rights, please clarify in your policy note on page 11 if you recognize as revenue that portion of the proceeds required by state law to be paid into perpetual care trust funds.

In future filings, we will clarify our policy disclosure to note that we do not recognize revenue for the portion of the proceeds required to be paid into perpetual care trust funds. We do not record such amounts as revenue as the proceeds required by state or provincial law to be paid into perpetual care trust funds remains in the trust in perpetuity.

The revised disclosure will read as follows:

"A portion of the proceeds from the sale of cemetery property interment rights is required by state or provincial law to be paid into perpetual care trust funds by us to maintain the cemetery. This portion of the proceeds is not recognized as revenue. Investment earnings from these trusts are distributed to us regularly and recognized in current cemetery revenue. These distributions are intended to defray cemetery maintenance costs incurred by us for our owned cemetery properties, which are expensed as incurred. The principal of such perpetual care trust funds generally cannot be withdrawn; however, in lieu of the distribution of realized income, certain states allow a unitrust distribution which may contain elements of income, capital appreciation, and principal."

We separately disclose the amounts related to perpetual care investment earnings in “other revenue” under our cemetery revenue caption in our segment reporting footnote and such amounts represent less than 5% of total revenues from operations.

4.
We note from your response to comment 3 why each individual piece of merchandise and service is considered distinct. Please explain further why they are distinct within the context of the contract. It seems a customer will likely have a view that they have purchased a bundle of integrated goods and services i.e. a funeral, rather than several individual outputs. We refer you to ASC 606-10-25-21.

Each good or service is separately identified in a contract. We track each individual piece of merchandise, service, and cemetery interment right as an obligation in our contract management system for a variety of reasons. For example, trust requirements for merchandise and services sold on preneed contracts can vary both by state as well as the nature of the merchandise or service.

Generally, the transfer of control for merchandise and services occurs at the same time, after death, which we refer to as the time of need. Accordingly, regardless of whether the merchandise and/or services is treated as one or multiple performance obligations, the transfer of control and recording of the associated revenue recognition occurs at the same time.

For travel protection, certain memorialization merchandise, and cemetery property interment rights sold on a preneed basis, as well as personalized markers sold on a preneed and an atneed basis, we transfer control at the time of delivery and recognize revenue at that point. These specific performance obligations are considered distinct from other performance obligations sold in the same arrangement with the customer for the following reasons:

a.	The merchandise or services are distinct within the context of the contract;

b.	The merchandise or services are not highly interdependent or highly interrelated as we can fulfill our promise in a contract by delivering the goods and services independently.

c.
The customer benefits from the merchandise or service on a standalone basis and control of such merchandise or services can be transferred independently of any other merchandise or service in the arrangement (as described below);

d.
The merchandise or services do not modify or customize any other merchandise or services in the arrangement, nor are the merchandise or services modified or customized by any other merchandise or services in the arrangement;

e.	We can sell the merchandise and service offering by itself with the customer obtaining other merchandise and services from third-party retailers, service providers, and other vendors; and

f.	Any remaining performance obligations in the arrangement are subject to cancellation by the customer.

Further information regarding each of these distinct items is as follows:

•
Travel protection is sold in preneed arrangements as an agent for a third-party. A separate contract is entered into between the third-party and our customer on the date of sale. This service can be sold on a standalone basis from us and other vendors. We have no further obligation related to travel protection after the sale is completed. We report revenue related to such arrangements on a net basis as we are considered an agent in the transaction. This item is nonrefundable and, as noted above, all other performance obligations in the contract are subject to cancellation by the customer.

•
Memorialization merchandise, consisting of urns and urn-related products, sold on certain preneed contracts is delivered at the time of sale and revenue is recognized at time of delivery when control of the memorialization merchandise is transferred. This merchandise is attractive and can be used for other purposes within the customer's home, including display, canisters, and storage. At the time of purchase, the customer is aware of the timing of control transfer for the merchandise and that they are responsible for maintaining such merchandise if it will be used to store remains. The customer’s use of the merchandise is not dependent on obtaining any other merchandise or services from us. Customers may choose to change the method in which their remains are disposed of (i.e. burial rather than cremation) in which case the contract would be canceled and a new contract would be prepared. As noted above, there is no general right of return for delivered merchandise and all other performance obligations on the contract are subject to cancellation by the customer.

•
At the customer's direction, personalized marker merchandise sold on preneed contracts may be designed, manufactured, and either stored in a third-party bonded storage facility or installed at a cemetery. Customers may choose to have their marker prefabricated for a number of reasons including (a) availability at the time of need and (b) ability to observe and confirm the final product. Revenue is recorded for such personalized markers when control transfers, which is after the merchandise has been manufactured to the specific design specifications of the customer, the marker is either placed into third-party storage facilities or installed, and title is transferred to the customer. Each personalized marker is separately identifiable as belonging to a specific customer and ready for physical transfer at the customer's direction. Additionally, the customer’s use of the merchandise is not dependent on obtaining any other merchandise or services from us. As noted above, there is no general right of return for delivered merchandise and all other performance obligations on the contract are subject to cancellation by the customer.

•
Personalized marker merchandise and marker installation, if any, sold on atneed contracts may not be immediately available at the time of need due to the time it takes to personalize and manufacture the marker. We recognize revenue at the time control of such merchandise is transferred, which occurs when the merchandise is manufactured and installed. Additionally, the customer's use of other items on the contract, if any, is not dependent on the marker and installation. For example, the customer's graveside services, interments, flowers, and burial containers all have value or benefit to the customer independent of the timing of installation of a personalized marker on the gravesite. Also, there is no requirement to install a marker at the gravesite.

•
Cemetery property interment rights sold on a preneed contract are delivered when control is transferred to the customer. Control is determined to have transferred at the time the property is developed and the internment right has been sold and can no longer be marketed or sold to another customer. Determination that the customer has obtained control of the right is supported by their ability to direct the use of the right and obtain benefits of such item. Interment rights represent an exclusive right to determine who or if a person will be buried in a specific burial space. A customer may purchase interment rights (burial spaces) to bury deceased family members over many decades. Some of these burial spaces may never be used for interments but are not available for sale to another customer by us. The interment rights can, however, be resold by the customers. If customers decide they do not want to be interred in the plots originally purchased, they can transfer or bequeath the interment rights. The customers will typically pre-purchase their interment space to immediately obtain the exclusive rights to property that has the location, aesthetics, and other factors that appeal to them rather than rights to property chosen by someone else after death. Additionally, the customers' use of the cemetery property interment rights is not dependent on obtaining any other merchandise or services from us. Cemetery property interment rights are generally not subject to refund by us and all other remaining performance obligations are subject to cancellation by the customer. Once control has transferred, personalized markers can be installed, structures can be erected, vaults can be placed in the ground, and flowers can be placed on the property. We may limit the type, size, and/or style of markers and structures in order to maintain the overall aesthetic of the cemetery. The owner of the interment right and others associated with the owner have unlimited visitation rights to the land during the normal operating hours of the cemetery. Proceeds required to be paid to perpetual care trust funds are described above.

Insurance-Funded Preneed Contracts, page 11

5.	Please explain to us why it is appropriate to report general agency commissions as funeral revenue or revise.

General Agency commissions are commissions we receive from third-party life insurance companies when customers purchase insurance contracts from such third-party life insurance companies to fund funeral services and merchandise at a future date. The commissions are based on a percentage per contract sold determined by the insurance product sold, the length of the payment terms, and the age of the insured. We recognize the revenue when the insurance purchase transaction between the customer and the third-party life insurance provider is complete. We believe it is appropriate to recognize the commissions as funeral revenue because they are paid to us for the service of selling life insurance policies as part of our preneed selling program. Our preneed selling program is an ongoing central component of our funeral operations. We separately disclose the amounts related to general agency commissions in “other revenue” under our funeral revenue caption in our segment reporting footnote and such amounts represent less than 5% of total revenues from operations.

6.
Consistent with your response to comment 5, please disclose that the policy holder has made a non-binding commitment to assign the benefits of the policy at the time of need. In addition please tell us if, at the time of purchasing the life insurance contract, the customer selects specific merchandise and services or simply a level of coverage. Also, tell us if the life insurance proceeds are paid directly to the Company, requiring no additional action by third parties at the time of need, or is it necessary for a representative acting on behalf of the policyholder to take some additional action in order for the proceeds of the policy to be paid to the Company.

The customer selects specific merchandise and services when entering into an insurance-funded preneed funeral contract with us. The amount of the insurance-funded preneed funeral contract determines the level of coverage on the separate third-party life-insurance contract purchased from the third-party life insurance company. As noted in our response to comment 5 in our letter dated July 27, 2018, the customer also makes a non-binding commitment to assign the insurance benefits to us at the time of need. In future filings, we will disclose that the policyholder has made a non-binding commitment. Generally, the revised disclosure will read as follows:

"The policyholder has made a revocable commitment to assign the proceeds from the policy to us at the time of need."

At the time of need, a representative of the policyholder completes an at-need funeral contract, which overrides and replaces the insurance-funded preneed funeral contract. The merchandise and services selected on the at-need funeral contract may differ from those originally selected on the insurance-funded preneed funeral contract. We recognize revenue based on the delivery of the merchandise and services on the at-need contract. At that time, the representative assigns the death benefit proceeds to us. Additionally, the representative completes or provides statutorily required documents, for example certificates of performance and death certificates. Generally, we must submit the at-need contract and the required documents to the insurance company before they will distribute the life insurance proceeds to us.

As discussed in our letter to Carlos Pacho, Senior Assistant Chief Accountant of the Division of Corporate Finance, dated April 30, 2015, our insurance-funded preneed funeral contracts are viewed as executory contracts, which remain unperformed by all parties to the contracts, until the time of death of the customers. If the insurance companies were to become insolvent, we are not obligated to perform the insurance-funded preneed funeral contracts.

We do not report a receivable amount in our balance sheet for insurance-funded preneed funeral contracts because only upon performance of the service or delivery of the merchandise under an at-need funeral contract can we claim the death benefit proceeds under the insurance policies. We do not report the unfulfilled insurance-funded preneed funeral contract amount (liability) in our balance sheet because only with assignment of the death benefit proceeds (for which the insurance company has to be solvent) after the time of death and in conjunction with entering into an at-need funeral contract are we obligated to deliver the merchandise and perform the services provided for in such contracts.

Because of the above, we have concluded that the insurance-funded preneed funeral contracts are not assets or liabilities as defined in Statement of Accounting Concepts No. 6 because there are no receivables or amounts due to the Company from the customer in the insurance arrangement. The customer is paying the insurance company for the policy. Additionally, there is no contract liability because the customer is under no obligation to use the Company for future funeral or cemetery services.

Since the amount of the insurance-funded preneed funeral contracts may be considered material by investors in our securities, we make appropriate disclosures in our periodic filings and otherwise with respect to the contracts. For the sake of clarity, when making these disclosures, we also disclose that "We do not reflect the unfulfilled insurance-funded preneed funeral amounts in our consolidated balance sheet because they are not assets or liabilities as defined in Statement of Accounting Concepts No. 6 as we have no claim to the insurance proceeds until the contract is fulfilled and no obligation under the contract until the benefits are assigned to us after the time of need."

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP